Evolving Gold Corporation

1188 West Georgia Street, Suite 1200

Vancouver, British Columbia V6E 4A2

CANADA

November 10, 2004

Mr. H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W., Mail Stop 4-5

Washington, D.C. 20549

Dear Mr. Schwall:

Per your request, I acknowledge that:

1.

Evolving Gold Corporation is responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission;

2.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and,

3.

Evolving Gold Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to their comments on our filing.

We are also aware that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days after filing, and the Exchange Act reporting requirements become operative at that time.

Thank you for your assistance. By filing this registration statement, we are simply doing our best to provide full disclosure to the Commission and to the public in order that they may make an informed decision regarding our company.

Yours truly,

Evolving Gold Corporation

Mr. Lawrence Dick,

President and CEO

.